For Immediate Release July 31, 2013

Manulife Financial Sells its Life Insurance Operations in Taiwan to CTBC Life

TORONTO – Manulife Financial Corporation today announced that its subsidiary, Manulife (International) Limited, has signed an agreement to sell its life insurance business in Taiwan to CTBC Life Insurance Co., Ltd. (CTBC Life), a subsidiary of CTBC Financial Holding Co., Ltd., one of the largest financial holding companies in Taiwan.

Completion of the transaction is subject to typical closing conditions, including receipt of regulatory approvals, and is expected to close by the end of 2013.

Under the agreement, CTBC Life will assume virtually all of the life insurance business-related obligations of Manulife (International) Limited Taiwan Branch, and will offer employment to all existing employees and agents.

When complete, the transaction is expected to increase the Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio of Manulife Financial’s key operating subsidiary, The Manufacturers Life Insurance Company (MLI), by approximately 3 percentage points.  MLI’s MCCSR was 217 percent as of March 31, 2013.  The transaction is not expected to have a material impact on Manulife Financial Corporation’s consolidated financial results. Further details of the transaction were not disclosed.

Manulife Financial remains committed to its asset management operations in Taiwan, Manulife Asset Management (Taiwan) Co., Ltd. This is a separately managed operation and will not be impacted by the transaction.

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include statements with respect to the sale of Manulife Taiwan’s life insurance business to CTBC Life and the impact of that transaction on the future results of operation and businesses of Manulife Financial Corporation and the MCCSR ratio of The Manufacturers Life Insurance Company. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions; changes in laws and regulations; our ability to execute strategic plans and changes to strategic plans; unforeseen liabilities or asset impairments arising from dispositions of businesses; accuracy of information received from counterparties and the

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ability of counterparties to meet their obligations; the appropriate use and interpretation of complex models or deficiencies in models used; and political, legal, operational and other risks associated with our non-North American operations. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our filings with Canadian and U.S. securities regulators, including under “Risk Factors” in our most recent Annual Information Form and in the Management’s Discussion and Analysis in our most recent annual report.  We do not undertake to update any forward-looking statements, except as required by law.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were C$555 billion (US$547 billion) as at March 31, 2013. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife Financial 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife Financial 416-926-6495 steven_moore@manulife.com Anique Asher Manulife Financial 416-852-9580 anique_asher@manulife.com

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